SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 23)

CONNECTONE BANCORP, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

20786W107
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,816
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 277,816
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.94%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 245,526
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 245,526
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,526
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.83%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 255,028
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 255,028
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,861
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 144,861
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 194,220
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 194,220
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,220
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,410
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 51,410
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 149,107
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 149,107
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,454
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 104,454
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 794,522
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 794,522
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.68%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 20786W107

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,470,770
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,470,770
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 20786W107

The following constitutes Amendment No. 23 to the Schedule 13D filed by the undersigned ("Amendment No. 23").  This Amendment No. 23 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 1,470,770 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $13,660,537, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 9, 2014, the Reporting Persons sold to Keefe, Bruyette & Woods, Inc., as underwriter (the “Underwriter”), an aggregate of 2,365,000 Shares (as more specifically set forth in Schedule B) pursuant to the terms of an underwriting agreement, dated July 2, 2014 (the “Underwriting Agreement”), among the Issuer, the Reporting Persons and the Underwriter, which provides for the underwritten public offering of such Shares.  Subject to certain exceptions, the Reporting Persons agreed not to sell or transfer any Shares (other than pursuant to the Underwriting Agreement) for a period of 90 days after July 2, 2014 without first obtaining the consent of the Underwriter.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is included as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 29,669,174 Shares outstanding, which is the total number of Shares outstanding, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on July 7, 2014, following completion of the offering described therein.

A.	SAL

(a)	As of the close of business on July 9, 2014, SAL beneficially owned 277,816 Shares.

Percentage: Approximately 0.94%.

(b)	1. Sole power to vote or direct the vote: 277,816

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 277,816

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 20786W107

B.	SIP

(a)	As of the close of business on July 9, 2014, SIP beneficially owned 245,526 Shares.

Percentage: Approximately 0.83%.

(b)	1. Sole power to vote or direct the vote: 245,526

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 245,526

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on July 9, 2014, SIPII beneficially owned 255,028 Shares.

Percentage: Approximately 0.86%.

(b)	1. Sole power to vote or direct the vote: 255,028

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 255,028

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 20786W107

D.	LSBK

(a)	As of the close of business on July 9, 2014, LSBK beneficially owned 144,861 Shares.

Percentage: Approximately 0.49%.

(b)	1. Sole power to vote or direct the vote: 144,861

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 144,861

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Broad Park

(a)	As of the close of business on July 9, 2014, Broad Park beneficially owned 194,220 Shares.

Percentage: Approximately 0.65%.

(b)	1. Sole power to vote or direct the vote: 194,220

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 194,220

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

F.	CBPS

(a)	As of the close of business on July 9, 2014, CBPS beneficially owned 149,107 Shares.

Percentage: Approximately 0.50%.

(b)	1. Sole power to vote or direct the vote: 149,107

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 149,107

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 20786W107

G.	2514 MSF

(a)	As of the close of business on July 9, 2014, 2514 MSF beneficially owned 51,410 Shares.

Percentage: Approximately 0.17%.

(b)	1. Sole power to vote or direct the vote: 51,410

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 51,410

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by 2514 MSF during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Chewy

(a)	As of the close of business on July 9, 2014, Chewy beneficially owned 104,454 Shares.

Percentage: Approximately 0.35%.

(b)	1. Sole power to vote or direct the vote: 104,454

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 104,454

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Chewy during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 245,526 Shares owned by SIP and the 255,028 Shares owned by SIPII, and (ii) as the Trading Advisor of each of LSBK and CBPS, may be deemed the beneficial owner of the 144,861 Shares owned by LSBK and the 149,107 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 794,522 Shares.

Percentage: Approximately 2.68%.

(b)	1. Sole power to vote or direct the vote: 794,522

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 794,522

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SIP, SIPII, LSBK and CBPS are set forth on Schedule B and incorporated herein by reference.

CUSIP No. 20786W107

J.	Seidman

(a)
Seidman directly owns 48,348 Shares, including 15,630 Shares issuable upon the exercise of currently exercisable stock options held by Seidman.  In addition, Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 277,816 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 245,526 Shares owned by SIP and the 255,028 Shares owned by SIPII, (iii) as the sole officer of Veteri, the Trading Advisor of each of LSBK and CBPS, may be deemed the beneficial owner of the 144,861 Shares owned by LSBK and the 149,107 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park,  2514 MSF and Chewy, may be deemed the beneficial owner of the 194,220 Shares owned by Broad Park, the 51,410 Shares owned by 2514 MSF and the 104,454 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 1,470,770 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 4.95%.

(b)	1. Sole power to vote or direct the vote: 1,470,770

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,470,770

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF and Chewy during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares as of July 9, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 2, 2014, the Reporting Persons, the Issuer and the Underwriter entered into the Underwriting Agreement, as defined and described in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

    Exhibit 99.1 Underwriting Agreement, dated July 2, 2014, by and among the Issuer, the Reporting Persons and the Underwriter

(Incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 8, 2014.)

CUSIP No. 20786W107

Signature Page to ConnectOne Bancorp, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

CUSIP No. 20786W107

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 20786W107

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Reporting Person	Date Purchased or Sold	Price Per Share	Sale Proceeds or (Cost)	Shares
Seidman	5/6/2014	17.6032	(7,264.99)	412.7080	*
Seidman	5/6/2014	17.6032	(963.99)	54.7621	*
TOTAL OF PURCHASES			(8,228.98)	467.4701

SAL	7/9/2014	18.5633	8,292,764.45	-446,729	**
SIP	7/9/2014	18.5633	7,328,920.78	-394,807	**
SIP II	7/9/2014	18.5633	7,612,549.44	-410,086	**
LSBK	7/9/2014	18.5633	4,324,060.85	-232,936	**
Broad Park	7/9/2014	18.5633	5,797,448.53	-312,307	**
CBPS	7/9/2014	18.5633	4,450,811.06	-239,764	**
2514 MSF	7/9/2014	18.5633	1,253,802.41	-67,542	**
2514 MSF	7/9/2014	18.5633	280,769.91	-15,125	**
Chewy	7/9/2014	18.5633	3,117,910.43	-167,961	**
Seidman	7/9/2014	18.5633	1,274,519.05	-68,658	**
Seidman	7/9/2014	18.5633	168,647.58	-9,085	**
TOTAL OF SALES			43,902,204.50	-2,365,000

 * Shares purchased pursuant to dividend reinvestment plan of the Issuer.  Prices include brokerage commission.
 ** Shares sold to the Underwriter pursuant to the Underwriting Agreement.